Greenbriar Sustainable Living Inc.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarliving.com

NEWS RELEASE

Greenbriar Announces Non-Brokered Private Placement

March 9, 2026	Trading Symbol: TSX Venture Exchange: GRB US OTC Market: GEBRF

Scottsdale, Arizona, March 9, 2026 - Greenbriar Sustainable Living Inc. (TSXV: GRB) (OTC: GEBRF) ("Greenbriar" or the "Company") announces that it has arranged a private placement of 625,000 units at CDN $0.40 per unit for total proceeds of CDN $250,000.  Each unit comprises one common share and one full common share purchase warrant. Each warrant is exercisable to acquire one common share at CDN $0.50 per share for a period of 36 months. Proceeds are for general working capital.  The units are subject to a four (4) month hold period. The private placement is subject to the approval of the TSX Venture Exchange. No finder's fees will be paid in connection with the private placement.

About Greenbriar Sustainable Living Inc.

Greenbriar is a leading developer of sustainable real estate and renewable energy. With long-term, high impact projects and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski
Chief Executive Officer and Director
Phone: 949.903.5906

Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking statements"). Forward-looking statements relate to future events or future performance and include, without limitation, statements regarding the completion of the Private Placement, the issuance of Common Shares and Warrants, and approval of the Private Placement by the TSX Venture Exchange. Forward-looking statements are often identified by words such as "anticipate", "believe", "plan", "estimate", "expect", "potential", "target", "budget", "propose" and "intend", and similar expressions, including statements that events or results "may", "will", "should", "could" or "might" occur.

“Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.”

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

Forward-looking statements are based on assumptions and expectations regarding future events and involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied by such statements. These factors include, among other things, general economic and market conditions, regulatory approvals and the Company's ability to complete the Private Placement as proposed. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events may differ materially from those anticipated in such statements.

Readers are cautioned not to place undue reliance on forward-looking statements. Additional information regarding risks and uncertainties is described under the heading "Risks and Uncertainties" in the Company's most recently filed MD&A available on SEDAR+ at www.sedarplus.ca. The Company does not undertake any obligation to update or revise any forward-looking statements except as required by applicable law.

“Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.”

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF